Exhibit 21.1

LIST OF SUBSIDIARIES OF INVITAE CORPORATION

Subsidiary	Jurisdiction
ArcherDX, LLC	Delaware
ArcherDX Clinical Services, Inc.	Colorado
Ciitizen, LLC	Delaware
Genelex India Private Limited	India
Genetic Solutions LLC, d/b/a Genelex	Pennsylvania
Genosity, LLC	Delaware
Good Start Genetics, Inc.	Delaware
Invitae Australia PTY LTD	Australia
Invitae Canada Inc.	British Colombia, Canada
Invitae Israel Inc Ltd.	Israel
Invitae Japan, KK	Japan
Invitae Latvia SIA	Latvia
Invitae Medical Genetics Brasil Ltda.	Brazil
Invitae Netherlands, B.V.	Netherlands
Invitae (Singapore) Pte. Ltd.	Singapore
Medneon LLC	Delaware
Ommdom Inc.	Delaware
Orbicule BVBA d/b/a Diploid	Belgium
Prompt Genomics, LLC	Delaware
YouScript, LLC	Delaware